UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Schmitt Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

806870200

(CUSIP Number)

WALTER BROWN PISTOR

2415 Kalama River Road

Kalama, WA 98625

360.673.1560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS WALTER BROWN PISTOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

This Amendment No. 1 is filed in connection with a private transaction for the sale of shares of the Issuer’s Common Stock (the “Shares”) from Mr. Pistor.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Mr. Pistor sold the Shares in private transactions for an aggregate amount of $1,655,325.75, or $3.25 per share.

On December 18, 2019, the Issuer issued a press release regarding the private transaction.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a) – (b) As of the date hereof, Mr. Pistor beneficially owns 0 shares of the Issuer’s Common Stock.

(c) The transactions in the Shares by Mr. Pistor during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(e) Mr. Pistor ceased to be the beneficial owner of 5% or more of the Issuer’s Common Stock on December 17, 2019.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2019

/s/ WALTER BROWN PISTOR
WALTER BROWN PISTOR

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
Sale of Common Stock	(509,331)	3.25	12/17/2019

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